Exhibit 3.1

Aspen Group, Inc.

First Amendment to the Bylaws

The following is added to Article III, Section 2. Duties

The chief operating officer is responsible for the day-to-day activities of the Company and for the development, design, operation and improvement of its operations and shall perform such other duties as may be prescribed by the Board of Directors.

The chief academic officer is responsible for the oversight of all educational affairs and activities, including research and academic personnel and shall perform such other duties as may be prescribed by the Board of Directors.

Effective March 6, 2014